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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                               DELTA APPAREL, INC.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                      -------------------------------------
                         (Title of Class of Securities)

                                   247368 10 3
                      -------------------------------------
                                 (CUSIP Number)


                               Bettis C. Rainsford
                            108 1/2 Courthouse Square
                         Edgefield, South Carolina 29824
                                  (803)637-5304
               ---------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                November 7, 2000
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)



                                Page 1 of 4 pages

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                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   247368 10 3                             PAGE  2    OF  4    PAGES
          -------------                                  -----    -----
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Bettis C. Rainsford
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     NA
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     US
--------------------------------------------------------------------------------
                     7      SOLE VOTING POWER

                            334,218
                  --------------------------------------------------------------
     NUMBER OF        8     SHARED VOTING POWER
      SHARES
   BENEFICIALLY             0
     OWNED BY     --------------------------------------------------------------
       EACH           9     SOLE  DISPOSITIVE POWER
     REPORTING
      PERSON                334,218
       WITH       --------------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     334,218
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [ ]
     (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.9%
--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

14   IN
--------------------------------------------------------------------------------



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                                 AMENDMENT NO. 2
                                TO SCHEDULE 13-D

        This Amendment No. 2 amends and restates the indicated items of the statement on Schedule 13D, as amended, relating to the Common Stock, $.01 par value ("Shares"), of Delta Apparel, Inc., a Georgia corporation, (the "Company") filed on behalf of Bettis C. Rainsford, a shareholder of the Company.

Item 4. Purpose of Transaction

        Item 4 is hereby restated as follows:

        At the November 7, 2000 annual meeting of shareholders of the Company (the "Annual Meeting"), Mr. Rainsford and his director nominees were not elected to the board of directors of the Company. Following the Annual Meeting, Mr. Rainsford holds the shares for investment purposes and will continue to review this investment based on an evaluation of the Company and its business and prospects, including the Company's business and the market price of the Common Stock. Mr. Rainsford may explore from time to time in the future a variety of alternatives with respect to his investment, including, without limitation, one or more of the following: (a) the acquisition of additional securities of the Company; (b) the disposition of all or any portion of securities of the Company held by Mr. Rainsford; (c) an extraordinary corporate transaction, such as a sale, merger, reorganization or liquidation involving the Company; or (d) any action similar to any of those enumerated above.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        Item 6 is hereby amended to delete the second paragraph.




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                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 7, 2000

                                           /s/ Bettis C. Rainsford
                                           -------------------------------------
                                           Bettis C. Rainsford








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